SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ironclad Performance Wear Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

463013 10 2

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP NO. 463013 10 2	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Kenneth J. Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 5,209,451
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 421,000
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 5,209,451
	8	SHARED DISPOSITIVE POWER 421,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on a total of 73,505,890 shares of the Issuer’s common stock issued and outstanding on November 14, 2011, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP NO. 463013 10 2	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Ironclad Performance Wear Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices: 2201 Park Place, Suite 101 El Segundo, California 90245

Item 2(a)	Name of Person Filing: Kenneth J. Frank

Item 2(b)	Address of Principal Business Office or, if none, Residence: 2201 Park Place, Suite 101 El Segundo, California 90245

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 463013 10 2

Item 3
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 463013 10 2	13G	Page 4 of 5 Pages

Item 4	Ownership: Included in rows 5 through 9 and 11 on page 2.

Item 5	Ownership of 5 Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable

Item 8	Identification and Classification of Members of the Group Not Applicable

Item 9	Notice of Dissolution of Group Not Applicable

Item 10
Certification

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 463013 10 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012 Date /s/ Kenneth J. Frank Signature Kenneth J. Frank Name/Title